Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Second Quarter Results, New Medusa Relationships, and Ongoing Work on COREG CR®
LYON, France—August 1, 2007—Flamel Technologies (Nasdaq:FLML) today announced its financial results for the second quarter of 2007.
Flamel reported total revenues of $7.4 million, compared to $4.7 million in the second quarter of 2006. Product sales and services totaled $4.8 million during the quarter. License and research revenues were $1.8 million versus $4.5 million in the year-ago period. Other revenues were $0.8 million versus $0.2 million in the year-ago period.
Costs and expenses during the second quarter were $(21.5) million versus $(14.3 million) in the year-ago period. Costs of goods and services sold in connection with the manufacture of COREG CR microparticles totaled $(3.7) million versus $(1.2) million in the second quarter of 2006. Research and development expenses were $(13.2) million versus $(9.0) million in the second quarter of 2006. SG&A was $(4.6) million up from $(4.1) million in the year-ago period.
Total costs and expenses less costs of goods and services sold (which are performed under a cost-plus contract with GSK) were $(17.8) million versus $(13.1) million in the year-ago quarter. Non-cash effects such as the unfavorable evolution of the dollar-euro exchange rate, as well as increased expenses relating to FAS-123R represented $2.1 million of the difference between the two periods. The remainder related to increased expenses relating to pre-clinical and clinical trials.
Net loss in the second quarter of 2007 was $(13.6) million, compared to a net loss of $(9.5) million in the second quarter of last year. Net loss per share (basic) for the second quarter of 2007 was ($0.57), compared to a net loss per share (basic) in the year-ago period of ($0.40).
Cash and marketable securities at the end of the second quarter totaled $47 million.
For the first half of 2007, Flamel reported total revenues of $17.1 million versus $9.8 million, in the first half of 2006. License and research revenues during the period were $4.9 million versus $9.4 million in the year-ago period. Product sales and services during the first six months of 2007 were $10.2 million. Other revenues during the first six months of 2007 were $1.9 million versus $0.4 million in the year-ago period.

During the first six months of 2007, total costs and expenses were $(40.6) million versus $(29.6) million in the first six months of 2006. Costs of goods and services sold relating to the manufacture of COREG CR microparticles totaled $(8.2) million versus $(3.1) million in the year-ago period. Research and development expenses during the first half of 2007 were $(23.8) million versus $(18.5) million during the year-ago period. Net of the effect of the dollar-euro exchange rate and increased stock-compensation expense associated with FAS 123-R, research and development costs increased by $2.5 million during the period. SG&A totaled $(8.7) million versus $(8.0) million in the first six months of 2006. Net of the non-cash effects of the unfavorable exchange rate during the quarter, as well as increased costs associated with FAS-123R, SG&A during the period actually decreased by $(0.3) million.
Net loss in the first half of 2007 was $(22.7) million, compared to a net loss of $(19.1) million in the first half of last year. Net loss per share (basic) for the first half of 2007 was $(0.95), compared to net loss per share (basic) in the year-ago period of $(0.80).
“Flamel has recently entered into further new relationships for its Medusa platform,” said Stephen Willard, Flamel’s Chief Executive Officer. “We believe that further potential agreements for other molecules are progressing well and that we are creating a diversified set of opportunities for our Medusa platform. The Phase I clinical trial on the new formulation of Basulin, our long-acting basal insulin, has commenced, and we continue to expect that it will be completed by the end of the third quarter. Regarding COREG CR, we believe it has strong ongoing potential in all indications. We continue to manufacture at the maximum rate and expect to do so even after the addition of new manufacturing capacity.”
A conference call to discuss earnings is scheduled for 8:30 AM EDT August 2, 2007. The dial-in number (for investors in the U.S. and Canada) is 1-800-374-1498; the conference ID number is 10297673. International investors are invited to dial 1-706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides.

Contact:
Flamel Technologies S.A.
Michel Finance, Chief Financial Officer
Tel::	(33)(0)4-7278-3434
Fax:	(33)(0)4-7278-3434
Finance@flamel.com
or

Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:	(33)(0)4-7278-3434
Fax:	(33)(0)4-7278-3434
Marlio@flamel.com

This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.
The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.
These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.
These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.
Schedule attached

Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended June 30,		Six months ended June 30,
	2006	2007	2006	2007
Revenue:
License and research revenue	$4,550	$1,794	$9,401	$4,918
Product sales and services	—	4,818	19	10,218
Other revenues	185	837	413	1,938

Total revenue	4,735	7,449	9,833	17,074

Costs and expenses:
Cost of goods and services sold	(1,204)	(3,699)	(3,053)	(8,179)
Research and development	(9,010)	(13,204)	(18,483)	(23,758)
Selling, general and administrative	(4,106)	(4,553)	(8,025)	(8,663)

Total	(14,320)	(21,456)	(29,561)	(40,600)

Profit (loss) from operations	(9,585)	(14,007)	(19,728)	(23,526)

Interest income net	488	437	939	894
Foreign exchange gain (loss)	(282)	(64)	(399)	(82)
Other income (loss)	(80)	33	93	38

Income (loss) before income taxes	(9,459)	(13,601)	(19,095)	(22,676)
Income tax benefit (expense)	(9)	(32)	(34)	(18)

Net income (loss)	($9,468)	($13,633)	($19,129)	($22,694)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.40)	($0.57)	($0.80)	($0.95)
Diluted earnings (loss) per share	($0.40)	($0.57)	($0.80)	($0.95)

Weighted average number of shares outstanding (in thousands) :

Basic	23,768	24,005	23,768	24,005
Diluted	23,768	24,005	23,768	24,005